Exhibit (23)(ii)(B)
Consent of the Qualified Reserves Evaluator
     I hereby consent to the incorporation by reference in the Offering Circular constituting part of the Registration Statement of Form S-3 (File No 33-41418) filed with the Securities and Exchange Commission on June 27, 1991 of the statements and opinions as to reserves under “Item 8. Financial Statements and Supplementary Data” in Imperial Oil Limited’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in reliance upon my authority as expert and to the reference to me under the heading “Experts” in the Offering Circular as modified by the Supplemental dated February 28, 2006 to such Offering Circular.

/s/ J.F.M. Elliott
J. F. (John) Elliott, P. Eng.
Operations Technical Subsurface Engineering Manager
Imperial Oil Resources
A wholly-owned subsidiary of
Imperial Oil Limited
Date: February 27, 2006